July 15, 2008

H. Christopher Owings
Assistant Director
Division of Corporation Finance
U. S.  Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:   J. C. Penney Company, Inc.
Form 10-K for Fiscal Year Ended February 2, 2008
Filed April 1, 2008
Definitive Proxy Statement on Schedule 14A
Filed April 1, 2008
Form 10-Q for Fiscal Quarter Ended May 3, 2008
Filed June 10, 2008
File No. 001-15274

Dear Mr. Owings:

We are in receipt of your letter dated June 24, 2008 regarding the above-referenced filings for J. C. Penney Company, Inc. (the Company or JCPenney).  We appreciate the SEC staff’s prompt review of our most recent Form 10-K, Proxy Statement and Form 10-Q and in assisting us with continuing to enhance the overall disclosures in our filings with the Commission.

The Company acknowledges its responsibility for the adequacy and accuracy of the disclosures in its filings.  We further acknowledge that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

To facilitate your review, we have provided below a specific response to each of your six numbered comments, with your comment in bold preceding the related response.

Form 10-K for Fiscal Year Ended February 2, 2008
Item 1A. Risk Factors, page 4

1.
We note in the introductory paragraph to your risk factors section you state that the risks disclosed may not be the only ones you face.  You must disclose all risks that you believe are material at this time.  Please delete this language from your introductory paragraph.

Response

In future filings, we will delete the referenced language regarding unknown risks and uncertainties from the introductory paragraph to our risk factors section.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 13
Financial Condition and Liquidity, page 24

2.
We note the disclosure on page 28 regarding the company’s anticipated capital expenditures for 2008.  Please disclose how the company intends to finance such expenditures.  See Item 303(a)(2) of Regulation  S-K.

Response

The Company’s capital expenditures for 2008 will be funded through operating cash flows in 2008 as well as cash investment balances available at the beginning of the year.  The Company does not expect to borrow under its credit facility except to support ongoing letters of credit.

In future filings, to supplement our discussion in the cash flow and financing outlook section, we will clarify the source of funds for expected capital expenditures for the upcoming year.

Form 10-Q for the Fiscal Quarter Ended May 3, 2008
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 13

3.
We note the discussion of the “Bridge Plan” in the company’s earnings release dated May 15, 2008 and in the transcript from the company’s analyst meeting on the same date.  Please include a discussion of the bridge plan in your MD&A, including the effects such plan has had or is expected to have on results of operations.  Please also include the impact on financial condition and liquidity.

Response

In future filings, to the extent applicable, we will include a discussion of our “Bridge Plan” in MD&A, including the effects on results of operations, financial condition and liquidity.  Our proposed disclosure of the Company’s updated “Bridge Plan”, which we will include in the MD&A section of our Form 10-Q for the second quarter ending August 2, 2008, is set forth below:

At the Company’s April analyst meeting, senior management discussed its modifications to the Company’s financial and business plans, referred to as the Bridge Plan, designed to enable the

Company to effectively navigate through the current challenging retail environment, while working to improve both the Company’s competitive positioning and market share.  On June 25, 2008, the Company announced updated Bridge Plan targets for 2009, including a further reduction in capital expenditures to approximately $650 million, versus $1 billion planned for 2008.  This reflects plans to open 20 new or relocated stores in 2009, down from 36 new or relocated stores that are planned to open in 2008.  The Company has also reduced its store renovation plans to 10-15 stores in 2009, down from the 20 renovations it expects to complete in 2008. Management continues to focus on aligning inventory levels with expected sales trends and carefully managing operating expenses.  Management is taking these additional steps under the Company’s Bridge Plan to effectively balance support of key merchandise and marketing initiatives with the goal of maintaining a strong financial position.

Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 17
How Do We Set Executive Compensation, page 17

4.
Please disclose under the sub-heading “Market Benchmarking,” as disclosed elsewhere, that the company seeks to have target compensation be at or near the 50th percentile of compensation for the peer group.

Response

In future filings, to the extent applicable, we will disclose under the sub-heading “Market Benchmarking,” that the Company seeks to have target compensation be at or near the 50th percentile for our peer group.

5.
In the last paragraph under the sub-heading “CEO Compensation Review,” please disclose the factors that the independent directors considered in determining that Mr. Ullman’s base salary and long term incentive opportunity should remain unchanged.

Response

In setting Mr. Ullman’s base salary, annual performance-based target cash incentive opportunity, and long term incentive opportunity for 2008, the Company’s independent directors considered his effectiveness in executing the key strategies of the Company’s Long Range Plan, as outlined on pages 19 and 20 of the Company’s 2008 Proxy Statement.  The independent directors evaluated Mr. Ullman’s performance and proposed 2008 compensation in light of the challenging retail environment that developed during the second half of 2007 and was expected to continue throughout 2008.

The independent directors also reviewed market data provided by James F. Reda & Associates, LLC, the independent consultant engaged by the Human Resources and Compensation Committee of the Board of Directors, to assess the competitiveness of Mr. Ullman’s compensation relative to that of chief executive officers in the Company’s peer group.  The independent directors determined that no changes were necessary to Mr. Ullman’s target total compensation, or the individual elements thereof, since his compensation continued to be competitive by market standards.

In future filings, we will clarify under the sub-heading “CEO Compensation Review,” the factors considered by the independent directors in making their determinations regarding the CEO’s base salary, annual performance-based target cash incentive opportunity, and long term incentive opportunity for the coming year.

What are the Principal Elements of our Compensation Program?, page 20

6.
Under the sub-heading “Long-Term Incentive Awards,” either disclose the “equity dollar value” for each named executive officer, or provide a cross-reference to the “Named Executive Officer Pay Summary” on page 21.

Response

In future filings, to the extent applicable, we will include under the sub-heading “Long-Term Incentive Awards,” a cross-reference to the “Named Executive Officer Pay Summary” table in our Compensation Discussion and Analysis section which sets forth the equity dollar value for the year for each of the named executive officers.  In the event that a “Named Executive Officer Pay Summary” table is not included in our Compensation Discussion and Analysis section, we will disclose the equity dollar value for each of the named executive officers under the sub-heading “Long-Term Incentive Awards.”

We look forward to working with you to address your comments and welcome any questions or additional comments you may have after reviewing our responses.  The Company remains committed to continuously improving the quality of our disclosures by providing investors with useful and clear information with which to make their investment decisions.

Please contact Sal Saggese, Chief Accountant, at (972) 431-2204 or ssaggese@jcpenney.com with any specific questions on our responses related to the financial statements and related items or Salil Virkar, Senior Managing Counsel, at (972) 431-1211 or svirkar@jcpenney.com with any other questions.

Respectfully,

/s/ Robert B. Cavanaugh
Robert B. Cavanaugh
Executive Vice President and Chief Financial Officer
J. C. Penney Company, Inc.